January 18, 2007

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
101 F Street North East
Washington, DC 20549

Dear Sirs/Mesdames:

Re: Barclay Road, Inc.
File No. 000-52332
Registration Statement on Form 10SB
Filed November 24, 2006

Barclay Road, Inc. ("Barclay") hereby requests, pursuant to the consent of the Securities and Exchange Commission to withdraw the registration statement on Form 10SB filed by Barclay with the Securities and Exchange Commission on November 24, 2006 (the "Registration Statement"). The Registration Statement is being withdrawn because Barclay has filed its registration statement without audited financial statements.

There was no circulation of a preliminary prospectus in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission.

Barclay requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Investor Relations at Barclay at (514) 807-5245.

Yours truly,

BARCLAY ROAD, INC.

/s/ Herbert L Becker

Herbert L. Becker
Chief Executive Officer, President and Director